

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-mail
David C. J. Bennett
Chief Executive Officer
Global Stevia Corp.
84 Crosswell Court
Hammonds Plains, Nova Scotia B3Z 0M5
Canada

> **Re: Global Stevia Corp**
> **Form 10-K for the year ended May 31, 2012**
> **Filed August 24, 2012**
> **File No. 000-54522**

Dear Mr. Bennett:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief